SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Coal Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45928H106
(CUSIP Number)
Paul Rivett
Vice President
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
— With a copy to —
Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
May 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45928H106	Page 2 of 36 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) V. PREM WATSA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADIAN

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,055,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

21,055,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,055,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.7%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	45928H106	Page 3 of 36 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,055,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

21,055,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,055,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page 4 of 36 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,055,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

21,055,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,055,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page 5 of 36 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,055,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

21,055,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,055,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page 6 of 36 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,055,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

21,055,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,055,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page 7 of 36 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ODYSSEY RE HOLDINGS CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,230,763

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,230,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,230,763

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page 8 of 36 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ODYSSEY AMERICA REINSURANCE CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,230,763

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,230,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,230,763

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page 9 of 36 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UNITED STATES FIRE INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,435,900

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,435,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,435,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.9%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page 10 of 36 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE NORTH RIVER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW JERSEY

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,682,237

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,682,237

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,682,237

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page 11 of 36 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIG INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,506,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,506,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,506,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.3%

14	TYPE OF REPORTING PERSON

CO

     This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on April 14, 2008 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, OdysseyRe Holdings Corp., Odyssey America Reinsurance Corporation, United States Fire Insurance Company, The North River Insurance Company and TIG Insurance Company.
          This Amendment No. 1 to the Schedule 13D is being filed to report that Fairfax Financial Holdings Limited and International Coal Group, Inc. have entered into a Registration Rights Agreement, dated as of May 16, 2008, as described in Item 6 herein.
     The following amendments to Items 6 and 7 of the Schedule 13D are hereby made:
Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:
“9.00% Convertible Senior Notes due 2012
On July 27, 2007, Fairfax purchased $15.0 million aggregate principal amount, Odyssey America purchased $7.5 million aggregate principal amount and TIG purchased $7.5 million aggregate principal amount of ICG’s 9.00% Convertible Senior Notes due 2012 (the “Notes”) in ICG’s private placement of $225 million aggregate principal amount of Notes. The Notes are convertible into cash and, if applicable, Shares based on an initial conversion rate, subject to adjustment, of 163.8136 Shares per $1,000 principal amount of Notes. Upon conversion, in lieu of Shares, for each $1,000 principal amount of Notes a holder will receive an amount in cash equal to the lesser of (i) $1,000 and (ii) the conversion value, determined in the manner set forth in the indenture (the “Indenture”) governing the Notes. If the conversion value exceeds $1,000, ICG will also deliver, at its election, cash or Shares or a combination of cash and Shares for the conversion value in excess of $1,000. The Notes become convertible on February 1, 2012 and will be convertible until the close of business on the business day immediately preceding August 1, 2012. The Notes may become convertible earlier than February 1, 2012 upon the occurrence of certain trigger events, as set forth in the Indenture.
Registration Rights Agreement
Under the terms of a Registration Rights Agreement, dated as of May 16, 2008, between ICG and Fairfax, Fairfax has the right to require that ICG effect the registration of all or part of the Shares held by Fairfax and its affiliates on up to two different occasions and the right to require that Shares held by Fairfax and its affiliates be included in registration statements that ICG otherwise files with the Securities and Exchange Commission, in each case subject to certain limitations.

The descriptions in this Item 6 of the Notes, the Indenture and the Registration Rights Agreement are qualified in their entirety by reference to the Indenture and the Registration Rights Agreement, which have been filed as Exhibits to this Schedule 13D.”
Item 7.	Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:
Ex. 1.1:	Joint filing agreement dated as of May 29, 2008 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, United States Fire Insurance Company, The North River Insurance Company and TIG Insurance Company.

Ex. 1.2:	Registration Rights Agreement, dated as of May 16, 2008, between International Coal Group, Inc. and Fairfax Financial Holdings Limited

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008	V. Prem Watsa
/s/ V. Prem Watsa

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008	1109519 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008	The Sixty Two Investment Company Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008	810679 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008	Fairfax Financial Holdings Limited
	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008	Odyssey Re Holdings Corp.
	By:	/s/ Donald L. Smith
		Name:	Donald L. Smith
		Title:	Senior Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008	Odyssey America Reinsurance Corporation
	By:	/s/ Donald L. Smith
		Name:	Donald L. Smith
		Title:	Senior Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008	United States Fire Insurance Company
	By:	/s/ Paul Bassaline
		Name:	Paul Bassaline
		Title:	Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008	The North River Insurance Company
	By:	/s/ Paul Bassaline
		Name:	Paul Bassaline
		Title:	Vice President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2008	TIG Insurance Company
	By:	/s/ William J. Gillett
		Name:	William J. Gillett
		Title:	President

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of Odyssey Re Holdings Corp.

F	Directors and Executive Officers of Odyssey America Reinsurance Corporation

G	Directors and Executive Officers of United States Fire Insurance Company

H	Directors and Executive Officers of The North River Insurance Company

I	Directors and Executive Officers of TIG Insurance Company

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

David Johnston (Director)	President and Vice-Chancellor, University of Waterloo St. Clements, Ontario, Canada	Canadian

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of The United States 1615 H Street, NW Washington, DC 20062	United States

Paul Murray (Director)	President, Pine Smoke Investments Toronto, Ontario Canada	Canadian

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited Toronto, Ontario, Canada	Canadian and United Kingdom

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Greg Taylor (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Eric P. Salsberg (Vice President, Corporate Affairs)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

Paul Rivett (Vice President, Chief Legal Officer)	Vice President, Chief Legal Officer Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President, Chief Operating Officer and Corporate Secretary)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY RE HOLDINGS CORP.
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

V. Prem Watsa (Chairman)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

James F. Dowd (Vice Chairman)	President and Chief Executive Officer, Fairfax Inc. 305 Madison Avenue Morristown, NJ 07962	United States

Andrew Barnard (President, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President)	Executive Vice President, Odyssey Re Holdings Corp.	United States

R. Scott Donovan (Executive Vice President and Chief Financial Officer)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

Anthony J. Narciso, Jr. (Senior Vice President and Controller)	Senior Vice President and Controller, Odyssey Re Holdings Corp.	United States

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Donald L. Smith (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Peter M. Bennett (Director)	Deputy Chairman, Aon Re Canada 150 King Street West Suite 1900 Toronto, Ontario M5H 1J9	Canadian

Anthony F. Griffiths (Director)	Independent Consultant and Corporate Director, 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Patrick W. Kenny (Director)	President and Chief Executive Officer, International Insurance Society 101 Murray Street New York, NY 10007	United States

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of the United States 1615 H Street, NW Washington, DC 20062	United States

Bradley P. Martin (Director)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

Paul M. Wolff (Director)	Partner, Williams & Connolly LLP 725 Twelfth St., N.W. Washington, D.C. 20005	United States

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY AMERICA REINSURANCE CORPORATION
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Andrew A. Barnard (Chairman, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (President and Director)	Executive Vice President, Odyssey Re Holdings Corp	United States

R. Scott Donovan (Executive Vice President, Chief Financial Officer and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

James E. Migliorini (Executive Vice President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation	United States

Donald L. Smith (Senior Vice President and General Counsel and Director)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation	United States

R. Scott Donovan (Executive Vice President, Chief Financial Officer and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
UNITED STATES FIRE INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of United States Fire Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Douglas M. Libby (Chief Executive Officer and Chairman)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Joseph F. Braunstein, Jr. (President, Chief Operating Officer and Director)	Vice Chairman, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President and Controller)	Senior Vice President and Controller, United States Fire Insurance Company 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
THE NORTH RIVER INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of The North River Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Douglas M. Libby (Chief Executive Officer and Chairman)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Joseph F. Braunstein, Jr. (President, Chief Operating Officer and Director)	Vice Chairman, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President and Controller)	Senior Vice President and Controller, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Dennis C. Gibbs (Chairman, Chief Executive Officer and Director)	Chairman, Chief Executive Officer and Director, TIG Insurance Company c/o Riverstone Resources LLC 250 Commercial St. Suite 5000 Manchester, New Hampshire 03101	United States

William J. Gillett (President and Director)	President and Director, TIG Insurance Company	United States

Charles G. Ehrlich (Senior Vice President and Director)	Senior Vice President, Secretary and General Counsel, Riverstone Claims Management LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

Richard F. Coerver IV (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President, Chief Financial Officer and Director, TIG Insurance Company	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

Exhibit Index

Exhibit No.	Description

Ex. 1.1:	Joint filing agreement dated as of May 29, 2008 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, United States Fire Insurance Company, The North River Insurance Company and TIG Insurance Company.

Ex. 1.2:	Registration Rights Agreement, dated as of May 16, 2008, between International Coal Group, Inc. and Fairfax Financial Holdings Limited